November 12, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen North Carolina Premium Income Municipal Fund
        File Numbers: 333-169985, 811-7608

Dear Ms. Winick:

        We have reviewed the registration statement for the closed-end fund named above
filed on Form N-2 on October 18, 2010. The filing was made for the purpose of
registering MuniFund Term Preferred Shares. In a letter dated October 28, 2010, you
requested selective review of this registration statement. In accordance with Investment
Company Act Release No. 13768 (February 15. 1984), we have decided to selectively
review the registration statement.

        The power of attorney filed as an exhibit to the registration statement is dated July
30, 2008. Rule 483(b) under the Securities Act of 1933 requires that a power of attorney
shall relate to a specific filing, an amendment thereto, or a related registration statement
that is to be effective upon filing pursuant to Rule 462(b) of the Act. Please file, in a pre-
effective amendment, an updated power of attorney that relates specifically to this
registration statement.

        We have no other comments at this time. We may have further comments on
disclosure included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of this registration statement.
As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel